December 12, 2013

Kieran G. Brown

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Advisers Preferred Trust, File Nos. 333-184169, 811-22756.

Dear Mr. Brown:

On September 17, 2013, Advisers Preferred Trust (the "Registrant"), on behalf of its series the Spectrum Low Volatility Fund (the "Fund"), filed Post-Effective Amendment Number 12 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On November 13, 2013, you provided oral comments to the Registration Statement.  Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Any changes to the summary portion of a prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

PROSPECTUS

Comment 1.

Please confirm that the Annual Fund Operating Expenses table discloses all loads, fees and expenses that would be borne by shareholders.

Response.

The Registrant confirm that the Annual Fund Operating Expenses table discloses all loads, fees and expenses that would be borne by shareholders.

Comment 2.

In footnote number 2 to the Annual Fund Operating Expenses table, please delete "are the indirect costs of investing in other investment companies" or move this phrase to the last sentence of the footnote.

Response.

The Registrant has moved the phrase to the last sentence of the footnote.

Comment 3.

Under the Principal Investment Strategies section, please replace sub-adviser's "expectation" with sub-adviser's "strategy of attempting to limit" or phrase of similar meaning.  Also, disclose that there is no guarantee this strategy will be successful.

Response.

The Registrant has replaced "expectation" with "strategy of attempting to limit" and has added disclosure stating that there is no guarantee this strategy will be successful.

Comment 4.

Please confirm that with respect to derivatives, including total return swaps and futures, the Fund will comply with SEC guidance in investment company release #10666 and concept release #29776 as well as future SEC guidance.

Response.

The Registrant confirms it will adhere to such guidance.

Comment 5.

Under the Principal Investment Strategies section, please elaborate on the meaning of a "long/short" strategy to bring greater clarity to this portion of the disclosure.

Response.

The Registrant has amended long/short strategy disclosure to provide a more detailed explanation of this element of the strategy by including the following.  "The long/short strategy seeks to enhance returns by taking short positions in sectors the sub-adviser believes are less attractive while maintaining long positions in sectors the sub-adviser believes are more attractive."

Comment 6.

Under the Principal Investment Strategies section, please delete the biblical quote or clarify related disclosures to show more directly how the quote is aligned with the sub-adviser's principal strategies.

Response.

The Registrant has revised the sentence above the quote to read as follows.  The sub-adviser believes the consistency of its execution of both its investment strategy and its risk management strategy is reflected in the following biblical quote.

Comment 7.

Under the Principal Investment Strategies section, please disclose any limits on issuer capitalization.

Response.

The Registrant has amended the issuer-related disclosures to state that the fund invests without restriction as to issuer capitalization.

Comment 8.

Under the Portfolio Holding Disclosure section, if the Fund posts its disclosure policy on a website, please so state and provide a link the website.

Response.

The Fund does not post its disclosure policy on a website and, therefore, has not amended related disclosures.

Comment 9.

Under the Sub-Adviser section, please state its fees directly rather than as the remainder of fees not retained by the adviser.

Response.

The Registrant has amended disclosures to state that the sub-adviser is paid 1.80%.

Comment 10.

Under the Sub-Adviser Prior Performance section, please (i) describe performance as net of fees and expenses, (ii) clarify that the Fund's estimated expenses while "similar" are higher and historical returns would have been lower, (iii) and assure the scales on the graphs are consistently presented.

Response.

The Registrant has amended prior performance disclosures to state they are net of fees and expenses and to clarify that had the composite accounts been subject to estimated Fund fees, returns would have been lower.  The Registrant has reviewed the scales on the graphs to assure consistency and clarity of presentation and notes that scales related to logarithmic returns are non-standard by their nature.

Comment 11.

Under the Frequent Purchases and Redemptions of Fund Shares section, please remove references to limiting redemptions.

Response.

The Registrant has removed references to limiting redemptions.

Comment 12.

Under the Distribution Fees section, in the first sentence please replace "with respect to" with "for."

Response.

The Registrant has made the requested revision.

Comment 13.

Please explain supplementally, why the Fund has named the share classes Advisor and Investor in light of the 12b-1 fee charged by the Advisor class.

Response.

It is the Registrant's understanding that the naming convention reflected the adviser's and sub-adviser's views of share class names that would be readily understood and accepted by various prospective investors in various distribution channels.

STATEMENT OF ADDITIONAL INFORMATION

Comment 14.

Under the Control Persons section, please delete "except for those listed below" from the second paragraph.

Response.

The Registrant has made the requested deletion.

Comment 15.

Under the Distributor section, in the second paragraph, (i) please replace Investor with Advisor, (ii) confirm the services provided under the 12b-1 plan, (ii) state the expected benefits to the Fund of the 12b-1 plan, and (iv) identify the 12b-1 plan as a compensation or reimbursement type.

Response.

The Registrant has amended disclosures to replace Investor with Advisor, describe the expected benefits to the Fund of the 12b-1 plan and identify the 12b-1 plan as a compensation type plan.  The Registrant also confirms that the services to be provided under the 12b-1 plan are as described in the related disclosures.

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The Registrant has authorized Thompson Hine LLP to acknowledge on its behalf:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Parker Bridgeport